UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

PBF Energy Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

69318G106

(CUSIP Number)

Paseo De Las Palmas 781, Piso 3
 Lomas De Chapultepec
 Ciudad De Mexico, Mexico 11000
 (52) 55 5625 4961

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Jorge U. Juantorena, Esq.
Kyle A. Harris, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

September 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318G106	Schedule 13D	Page 2 of 16
1	NAMES OF REPORTING PERSONS
Carlos Slim Helú

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,462,398 Class A Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,462,398 Class A Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,462,398 Class A Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of the total Class A Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 117,149,510 Class A Common Shares (as defined below) issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 1, 2024.

CUSIP No. 69318G106	Schedule 13D	Page 3 of 16
1	NAMES OF REPORTING PERSONS
Carlos Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,462,398 Class A Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,462,398 Class A Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,462,398 Class A Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of the total Class A Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 117,149,510 Class A Common Shares issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2024.

CUSIP No. 69318G106	Schedule 13D	Page 4 of 16
1	NAMES OF REPORTING PERSONS
Marco Antonio Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,462,398 Class A Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,462,398 Class A Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,462,398 Class A Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of the total Class A Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 117,149,510 Class A Common Shares issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2024.

CUSIP No. 69318G106	Schedule 13D	Page 5 of 16
1	NAMES OF REPORTING PERSONS
Patrick Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,462,398 Class A Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,462,398 Class A Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,462,398 Class A Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of the total Class A Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 117,149,510 Class A Common Shares issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2024.

CUSIP No. 69318G106	Schedule 13D	Page 6 of 16
1	NAMES OF REPORTING PERSONS
María Soumaya Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,462,398 Class A Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,462,398 Class A Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,462,398 Class A Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of the total Class A Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 117,149,510 Class A Common Shares issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2024.

CUSIP No. 69318G106	Schedule 13D	Page 7 of 16
1	NAMES OF REPORTING PERSONS
Vanessa Paola Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,462,398 Class A Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,462,398 Class A Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,462,398 Class A Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of the total Class A Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 117,149,510 Class A Common Shares issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2024.

CUSIP No. 69318G106	Schedule 13D	Page 8 of 16
1	NAMES OF REPORTING PERSONS
Johanna Monique Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,462,398 Class A Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,462,398 Class A Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,462,398 Class A Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of the total Class A Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 117,149,510 Class A Common Shares issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2024.

CUSIP No. 69318G106	Schedule 13D	Page 9 of 16
1	NAMES OF REPORTING PERSONS
Control Empresarial de Capitales, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,462,398 Class A Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,462,398 Class A Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,462,398 Class A Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of the total Class A Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) Based on approximately 117,149,510 Class A Common Shares issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2024.

CUSIP No. 69318G106	Schedule 13D	Page 10 of 16
Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed jointly by the Reporting Persons (as defined in Item 2 herein). This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons with respect to the Class A Common Stock, with par value of $0.001 per share (the “Class A Common Shares”), of PBF Energy Inc., a corporation incorporated under the laws of Delaware (the “Issuer”). The Class A Common Shares beneficially owned by the Reporting Persons were previously reported on a Schedule 13G filed by the Reporting Persons on September 5, 2024. This Schedule 13D is being filed pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) solely because the Reporting Persons’ aggregate beneficial ownership has exceeded 20% of the outstanding Class A Common Shares.

The principal executive offices of the Issuer are located at One Sylvan Way, Second Floor, Parsippany, New Jersey 07054.

Item 2.

(a)	Name of Persons Filing:

i.	Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”).
ii.
Control Empresarial, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies (“Control Empresarial” and together with the Slim Family, the “Reporting Persons”).

(b)	Address of Principal Business Office:

i.	The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de México, México

ii.	Control Empresarial’s principal business address is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Sección III
Miguel Hidalgo, Ciudad de México, México, 11000

(c)	The members of the Slim Family are beneficiaries of a Mexican trust which owns all of the outstanding voting securities of Control Empresarial.

(d)	During the last five years, none of the members of the Slim Family have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, none of the members of the Slim Family have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor were they or are they as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 69318G106	Schedule 13D	Page 11 of 16
(f)	Each member of the Slim Family is a Mexican citizen. Control Empresarial is a Mexican corporation.

Item 3.	Source and Amount of Funds or Other Consideration

On September 30, 2024, Control Empresarial purchased 55,000 Class A Common Shares at an aggregate purchase price of $1,696,623.06 thereby increasing its holdings in the Issuer from 23,407,398 Class A Common Shares to 23,462,398 Class A Common Shares, which amounted to more than 20% of the Class A Common Shares issued and outstanding as of such date (see Item 5). The Class A Common Shares purchased by Control Empresarial were acquired using the working capital of Control Empresarial.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Class A Common Shares described in Item 3 above for investment purposes and did not acquire such Class A Common Shares with the purpose, or with the effect, of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions by the Reporting Persons may include, without limitation, increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Class A Common Shares and/or other equity, debt or other securities, in each case in the open market, in privately negotiated transactions or otherwise; entering into derivative or other instruments that are based upon or relate to the value of securities of the Issuer; engaging in discussions with the Issuer’s board of directors and/or management team; and taking other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act) or formulating and implementing plans or proposals with respect to any of the foregoing.

Except as set forth in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a) - (b) Calculations of the percentage of the Class A Common Shares beneficially owned are based on a total of approximately 117,149,510 Class A Common Shares issued and outstanding as of July 26, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2024. As of October 3, 2024, (i) Control Empresarial, directly or indirectly, owns 23,462,398 Class A Common Shares (representing 20.0% of the outstanding Class A Common Shares) and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned directly by Control Empresarial.

(c) All transactions in Class A Common Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule 1 hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 69318G106	Schedule 13D	Page 12 of 16
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement, dated as of October 3, 2024, by and between the Slim Family and Control Empresarial De Capitales S.A de C.V.

CUSIP No. 69318G106	Schedule 13D	Page 13 of 16
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2024

Carlos Slim Helú

Carlos Slim Domit	By:	/s/ Marco Antonio Slim Domit
Marco Antonio Slim Domit
Marco Antonio Slim Domit		Attorney-in-Fact*
October 3, 2024
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

CONTROL EMPRESARIAL DE CAPITALES S.A. DE C.V.

By:	Víctor Manuel Gutierrez Lopez
Title:	Attorney-in-Fact

* See the Powers of Attorney for the members of the Slim Family and Control Empresarial, which are filed as exhibits to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on February 3, 2022 in connection with their beneficial ownership of American Depositary Shares, each representing 20 Series L Shares of América Móvil, S.A.B. de C.V., are hereby incorporated herein by reference.

CUSIP No. 69318G106	Schedule 13D	Page 14 of 16
Schedule 1

For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in Class A Common Shares on the New York Stock Exchange. The prices below reflect the price paid by the purchasers per Class A Common Share on the relevant trade date.

Reporting Person	Type of Transaction	Trade Date	Number of Shares	Price per Share
Control Empresarial	Purchase	8/1/2024	307,000	$39.2176	(1)
Control Empresarial	Purchase	8/2/2024	50,000	$37.2757	(2)
Control Empresarial	Purchase	8/5/2024	50,000	$35.6025	(3)
Control Empresarial	Purchase	8/6/2024	100,000	$35.9562	(4)
Control Empresarial	Purchase	8/7/2024	73,000	$36.4688	(5)
Control Empresarial	Purchase	8/26/2024	92,000	$33.3048	(6)
Control Empresarial	Purchase	8/27/2024	175,000	$32.7286	(7)
Control Empresarial	Purchase	9/3/2024	510,000	$33.1755	(8)
Control Empresarial	Purchase	9/4/2024	700,000	$33.3055	(9)
Control Empresarial	Purchase	9/5/2024	805,300	$32.6165	(10)
Control Empresarial	Purchase	9/6/2024	452,500	$32.1487	(11)
Control Empresarial	Purchase	9/9/2024	300,000	$32.1682	(12)
Control Empresarial	Purchase	9/10/2024	470,000	$31.8562	(13)
Control Empresarial	Purchase	9/11/2024	670,000	$31.2899	(14)
Control Empresarial	Purchase	9/12/2024	175,000	$31.2522	(15)
Control Empresarial	Purchase	9/20/2024	250,000	$31.7844	(16)
Control Empresarial	Purchase	9/23/2024	265,000	$31.8694	(17)
Control Empresarial	Purchase	9/24/2024	150,000	$31.7861	(18)
Control Empresarial	Purchase	9/25/2024	40,000	$30.9256	(19)
Control Empresarial	Purchase	9/30/2024	55,000	$30.8477	(20)

(1) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $38.5450 to $39.6000 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission ("SEC"), upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (1).

(2) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $37.1600 to $37.4000 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (2).

(3) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $35.5300 to $35.6500 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (3).

CUSIP No. 69318G106	Schedule 13D	Page 15 of 16
(4) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $35.8500 to $36.00 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (4).

(5) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $36.3000 to $36.6600 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (5).

(6) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.18 to $33.3884 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (6).

(7) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.66 to $32.78 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (7).

(8) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.96 to $33.30 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (8).

(9) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.07 to $33.55 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (9).

(10) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.195 to $33.12 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (10).

(11) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.02 to $32.265 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (11).

(12) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.005 to $32.2386 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (12).

(13) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $31.67 to $32.02 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (13).

(14) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $30.63 to $31.89 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (14).

CUSIP No. 69318G106	Schedule 13D	Page 16 of 16
(15) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $31.10 to $31.41 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (15).

(16) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $31.675 to $31.9041 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (16).

(17) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $31.7499 to $32.10 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (17).

(18) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $31.47 to $32.10 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (18).

(19) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $30.84 to $31.00 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (19).

(20) Weighted average price. These shares were purchased in multiple transactions at prices ranging from $30.795 to $30.90 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (20).